C21 INVESTMENTS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders ("shareholders") of common shares ("Common Shares") of C21 Investments Inc. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at 280 - 601 West Cordova Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on Thursday, December 17, 2020 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company.  The persons named in the enclosed Proxy form are management-designated proxyholders.  A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 2:00 p.m. (Vancouver time) on December 15, 2020 or, if the Meeting is adjourned, by 2:00 p.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators ("CSA") for the delivery of the Information Circular to its shareholders for the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy.  The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an Intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs".  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxy agent named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of October 28, 2020, 97,964,030 Common Shares were issued and outstanding as fully paid and non-assessable shares.  Holders of Common Shares are entitled to one vote for each Common Share held.

The board of directors of the Company ("Board of Directors" or "Board") has fixed October 28, 2020, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to receive such notice and to vote at the Meeting.

To the knowledge of the directors or executive officers of the Company, as at October 28, 2020, no person beneficially owned, directly or indirectly, or controlled or directed, Common Shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares

Sonny Newman	12,500,000(1)	12.76%

_________________

(1) All of these Common Shares are held indirectly by Mr. Newman through The Newman Family 1999 Trust.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting is one person present or represented by proxy. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.  Davidson & Company LLP has been the auditor of the Company since April 4, 2014.

ELECTION OF DIRECTORS

The number of directors of the Company was last fixed by the shareholders at five.  The persons named below are the five nominees of management for election as directors, all of whom are current directors of the Company.  Each nominee elected will hold office as a director until the next annual general meeting or until the director's successor is elected or appointed unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder's Proxy that such shareholder's Common Shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company currently held by the nominee; the nominee's current principal occupation, business or employment; the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of October 28, 2020:

Name, place of residence and positions with the Company	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled

Robert Cheney Hong Kong, China Director	Self-employed investor and entrepreneur consultant since 1995.	Since August 3, 2017	2,570,000(3)

Michael Kidd British Columbia, Canada Director, CFO and Corporate Secretary	Certified Professional Accountant and Chartered Accountant; CFO and Secretary for the Company since July 30, 2018.	Since October 3, 2018	20,000

Leonard (Will) Werden(1)(2) British Columbia, Canada Director	Horticultural cultivation consultant for over 30 years.	Since July 25, 2017	265,000

D. Bruce Macdonald(1)(2) British Columbia, Canada Director and Non-Executive Chairman	Former senior banking executive specializing in strategy, risk management, and governance; Retired since April, 2017	Since June 18, 2018	1,100,000

Skyler Pinnick(1)(2) Oregon, USA Director and CMO	CEO for Phantom Farms, Oregon since 2008; President of Rage Productions since 1994.	Since October 3, 2018	1,305,404

________________________

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Of these Common Shares, 2,382,000 Common Shares are held by Nelson Capital Corporation, a private company wholly owned by Mr. Cheney.

None of the proposed directors are, as at the date of this Information Circular, or have been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to the Canadian Securities Administrators' National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and the disclosure prescribed for "Venture Issuers" such as the Company.

Board of Directors

The Board currently consists of five directors (all five of whom will be standing for re-election).  NI 58-101 distinguishes independent and non-independent directors.  One of the five current members of the Board, Bruce MacDonald, is considered independent.  Michael Kidd and Skyler Pinnick are not independent directors as they are executive officers of the Company. Leonard Werden and Robert Cheney are not independent directors as they were, within the last three years, respectively a consultant to and an executive officer of, the Company.

The size of the Company is such that all the Company's operations are conducted by a small management team. The Board considers that management is effectively supervised by the independent director on an informal basis as the independent director is involved in reviewing and supervising the operations of the Company and has full access to management.

Directorships

The current directors of the Company are not presently directors of other reporting issuers in Canada or elsewhere.

Orientation and Continuing Education

The Company does not have formal orientation and training programs and does not consider these programs necessary at this stage of the Company's development. Board members are encouraged to communicate with management, auditors and technical consultants in order to keep themselves current with industry trends and developments and changes in legislation with management's assistance. Board members are also encouraged to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company's reputation for integrity is an important asset.  The Company has always set high standards of personal and business integrity for its employees, and intends to continue to conduct its business in accordance with those high standards. It is expected that the Company's business conduct and the personal actions of its employees reflect the spirit and intent of the laws under which the Company operates and its employees live. Common sense and judgment supported by a deeply ingrained tradition of integrity provides the Company's foundation.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and  agreements in respect of which a director or  officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The Board as a whole has responsibility for identifying potential Board candidates. The Board has not formed a nominating committee or similar committee to assist the Board with the nomination of directors for the Company. Each of the directors has contacts he can draw upon to identify new members of the Board as needed from time to time.

The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, directors will recommend suitable candidates for consideration as members of the Board.

Compensation

The Company has a Corporate Governance and Compensation Committee consisting of Bruce MacDonald (Chair), Len Werden and Skyler Pinnick, of which Bruce MacDonald is considered an independent director.

The independent member of the Corporate Governance and Compensation Committee must approve any compensation paid to a director or the officer acting as CEO.  The Corporate Governance and Compensation Committee reviews annually, and submits to the Board for its approval, the compensation to be paid to members of the Board as directors after taking into account any director compensation guidelines established by the Board.  With respect to the officer acting as CEO, the Corporate Governance and Compensation Committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for the CEO, evaluating the performance of the CEO in light of those corporate goals and objectives, and determining the level of compensation for the CEO based on this evaluation.  See "Director and Named Executive Officer Compensation".

Other Board Committees

The Board of Directors of the Company has no standing committees other than the Audit Committee and the Corporate Governance and Compensation Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and its Audit Committee and its Corporate Governance and Compensation Committee. To assist in its review, the Board conducts informal surveys of its directors.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and the Canadian Securities Administrators' National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's Audit Committee is required to have a charter.  A copy of the Company's Audit Committee Charter is set out in Appendix A to this Information Circular.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing (1) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, (2) the Company's systems of internal controls regarding finance and accounting, and (3) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
D. Bruce Macdonald (Chair)	Yes	Yes
Skyler Pinnick	No	Yes
Leonard Werden	No	Yes

Relevant Education and Experience

The educational background or experience of each of the following members of the Audit Committee has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Company to prepare its financial statements, including the ability to assess the general application of such accounting principles in connection with the accounting estimates, accruals and reserves. All members have experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or have experience actively supervising one or more individuals engaged in such activities and all have an understanding of internal controls and financial reporting procedures.

D. Bruce Macdonald - Mr. Macdonald is a former senior banking executive with over 35 years of experience in the financial services industry, including extensive expertise in the capital markets sector. He is recognized for strategic planning, innovation and execution with a focus on risk management and corporate governance, and he has a proven track record of building new businesses and leading high-performing teams. Mr. Macdonald holds an ICD.D designation from the Institute of Corporate Directors.

Skyler Pinnick - Mr. Pinnick is a serial entrepreneur with several successful start-ups under his belt, including a tech start-up which was sold for US$20 million. Prior to his involvement with the Company, Mr. Pinnick was a founding partner and the CEO of Phantom Farms, one of the largest cannabis brands in Oregon. He is also the owner/founder of Rage Productions, an award-winning video production company.

Leonard Werden - Mr. Werden was formerly a certified Millwright for over 30 years, and has been involved in numerous projects, including the Cyclotron Project for TRIUMF (Canada's national laboratory for particle and nuclear physics) at the University of British Columbia. Mr. Werden was also former CEO of Seashore Organic Marijuana Corp. (which transitioned to Veritas Pharma Inc.) until February 2016.

Audit Committee Oversight

At no time since February 1, 2019, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Reliance on Certain Exemptions

At no time since February 1, 2019, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.  The Company has relied on the exemption set out in subsection 6.1.1(6) (Death, Incapacity or Resignation).

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2020	C$202,440	C$12,652	C$15,850	Nil
January 31, 2019	C$165,045	C$190,478	C$3,250	Nil

___________________________

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees". The nature of the services comprising the fees disclosed under this category relates to audit fees for companies acquired and fees for the review of interim financial statements.

(2) Pertains to professional services for tax compliance, tax advice and tax planning.

(3) Pertains to products and services other than services reported under the other categories.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts "venture issuers" from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

EXECUTIVE COMPENSATION

Currency

The following information is presented in United States dollars (US$) unless Canadian dollars (C$) are otherwise noted.  The Company concluded that its presentation currency should change from the Canadian dollar to the U.S. dollar for the year ending January 31, 2020.  The presentation currency change was applied retroactively and therefore the comparative figures have been restated to U.S. dollars.  Amounts reported in U.S. dollars have been translated from Canadian dollars into U.S. dollars at the applicable average exchange rates.

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer ("CEO");

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer ("CFO");

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

For the year ended January 31, 2020, the Company had four Named Executive Officers, namely Robert Cheney (President and CEO until July 8, 2019), Sonny Newman (President and CEO from July 8, 2019), Michael Kidd (CFO and Corporate Secretary) and Russ Rotondi (General Counsel).

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for each of the Company's financial years ended January 31, 2020 and 2019.

Table of compensation excluding compensation securities
Name and principal position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Sonny Newman(1) President and CEO	2020	234,398	Nil	Nil	(3)	Nil	234,398
Robert Cheney(2) Director, former President and CEO	2020 2019	70,574 220,273	Nil Nil	Nil Nil	(3) (3)	Nil Nil	70,574 220,273
Michael Kidd CFO, Corporate Secretary and Director	2020 2019	155,581 72,234	Nil Nil	Nil Nil	(4) (3)	Nil Nil	155,581 72,234
Russ Rotondi General Counsel	2020 2019	151,924 53,740	Nil Nil	Nil Nil	(3) (3)	Nil Nil	151,924 53,740
Skyler Pinnick CMO and Director	2020 2019	32,693 76,907	Nil Nil	Nil Nil	(3) (3)	Nil Nil	32,693 76,907
D. Bruce Macdonald Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	(3) (3)	Nil Nil	Nil Nil
Keturah Nathe(5) Former Director	2020 2019	241,846 42,713	Nil Nil	Nil Nil	(3) (3)	Nil Nil	241,846 42,713
Len Werden Director	2020 2019	83,405 108,254	Nil Nil	Nil Nil	(3) (3)	Nil Nil	83,405 108,254

_________________________

(1) Mr. Newman was appointed CEO and President of the Company on July 8, 2019, and therefore served as CEO and President for 7 months in 2020.

(2) Mr. Cheney ceased to be CEO and President of the Company on July 8, 2019 and therefore served as CEO and President for approximately 5 months in 2020. Mr. Cheney was not paid any compensation for his role as director of the Company.

(3) Perquisites that are not generally available to all employees did not exceed $15,000.

(4) Perquisites that are not generally available to all employees did not exceed 10% of the NEO or director's total salary.

(5) Ms. Nathe ceased to be a director of the Company on September 13, 2019, and therefore served as a director for 8 months in 2020.

External Management Companies

Except as disclosed herein, none of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.  See "Employment, Consulting and Management Agreements or Arrangements" for a description of the Company's consulting agreements with the Company's NEOs.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended January 31, 2020 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company's financial year end of January 31, 2020.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class (1)(2)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date	Total amount of compensation securities held as at January 31, 2020
Sonny Newman President and CEO	Options	Nil	N/A	N/A	N/A	N/A	N/A	Nil
Robert Cheney Director, former President and CEO	Options	Nil	N/A	N/A	N/A	N/A	N/A	335,000
Michael Kidd CFO, Corporate Secretary and Director	Options	190,000	Feb 6, 2019	1.11	$1.11	0.62	Feb 5, 2022	315,000
Russ Rotondi General Counsel	Options	Nil	N/A	N/A	N/A	N/A	N/A	100,000
Skyler Pinnick CMO and Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	100,000
D. Bruce Macdonald Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	210,000
Keturah Nathe Former Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	260,000
Len Werden Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	310,000

_________________________

(1) The numbers under this column represent the number of options and the same number of common shares of the Company underlying the related options.

(2) The February 6, 2019 grant of options to Michael Kidd vested over 12 months.  All other options were fully vested on the date of grant.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

Except for the vesting schedule discussed in note (2) of the above table, there are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

No NEO or director of the Company exercised any compensation securities during the financial year ended January 31, 2020.

Stock Option Plans and Other Incentive Plans

Stock Option Plan

On February 23, 2018, the Company's Board of Directors adopted a 10% rolling stock option plan (the "Option Plan").  The Option Plan provides that, subject to the requirements of the CSE, the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of Common Shares of the Company that are issued and outstanding from time to time, less the aggregate number of Common Shares then reserved for issuance pursuant to any other equity compensation arrangement.

The Option Plan will be administered by the Board, which will have full and final authority with respect to the granting of all options thereunder subject to express provisions of the Option Plan.  Options may be granted under the Option Plan to such directors, officers, employees, consultants or management company employees of the Company and its subsidiaries as the Board may from time to time designate.  The Option Plan will be used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board will take into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants were in accordance with the policies of CSE, and closely aligned the interests of the executive officers with the interests of shareholders.  The directors of the Company will also be eligible to receive stock option grants under the Plan, and the Company will apply the same process for determining such awards to directors as with NEOs.

The exercise prices shall be determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the Options.  Options may be granted for a maximum term of 10 years. The Option Plan complies with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions and provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one related person upon exercise of all stock options held by such individual may not exceed 5% of the issued Common Shares calculated at the time of grant.  Moreover, the Company cannot issue grants to insiders if in the aggregate their grants would, on a fully diluted basis, exceed 10% of the issued and outstanding Common Shares of the Company.

Restricted Share Unit Plan

On July 17, 2018, the Company's Board of Directors adopted a restricted share unit plan (the "RSU Plan").  The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable common shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities.  The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 Common Shares.

The aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares issued to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of Common Shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Common Shares (the "Restricted Period") applicable to such Restricted Share Units.  In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Common Shares.  Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of Common Shares; and (ii) the date the Participant retires from employment with the Company or related entity.  Any other Participants may not elect a deferred payment date.

The Corporate Governance and Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company.  The Company awarded an option to a director and executive officer during the most recently completed financial year.

Employment, Consulting and Management Agreements or Arrangements

Robert Cheney, former President and CEO

In April 2018, the Company entered into a consulting agreement with Robert Cheney.  Pursuant to the terms of the consulting agreement, the Company agreed to pay Mr. Cheney C$360,000 per year to be paid in monthly instalments of C$30,000.  In January 2019, the Company and Mr. Cheney agreed to an annual consulting fee of C$204,000.  The consulting agreement did not include any provisions in respect of termination or change of control payments.  On July 8, 2019, Mr. Cheney ceased to be CEO and President of the Company.  No termination payments were paid to Mr. Cheney.

Sonny Newman, President and CEO

On January 1, 2019, the Company entered into a consulting agreement with Sonny Newman.  Pursuant to the terms of the consulting agreement the Company agreed to pay Mr. Newman 5% of after-tax earnings of the C21 Nevada operations.  Mr. Newman has been paid $234,398 in the year ended January 31, 2020.  On July 1, 2020, this consulting agreement was replaced with an offer letter to pay Mr. Newman $200,000 per year.  The employment is at will and there is no termination or change of control provisions.

Michael Kidd, Chief Financial Officer

The Company entered into an employment agreement with Michael Kidd dated May 4, 2018 (the "Kidd Employment Agreement").  Pursuant to the Kidd Employment Agreement, the Company agreed to employ Mr. Kidd as CFO on a full-time basis for a term of five years.  For his services as CFO, the Company agreed to pay Mr. Kidd an annual base salary of C$230,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Mr. Kidd special warrants to purchase 230,000 Common Shares at a price of C$1.38 per share. In January 2019, Mr. Kidd and the Company agreed to a revised base salary of C$204,000.  In the event that Mr. Kidd is terminated for any reason (other than for cause or in the event of criminal or civil fraud), the Company shall pay Mr. Kidd a termination payment of C$300,000 and any outstanding stock options shall remain in effect for not less than 12 months.

Russ Rotondi, General Counsel

In October 2018, the Company hired Russ Rotondi to be General Counsel.  Pursuant to an offer letter, the Company agreed to pay Mr. Rotondi an annual base salary of $200,000 per annum.  In January 2019, the Company and Mr. Rotondi agreed to revise the base salary to $150,000. The employment is at will and there is no termination or change of control provisions.

Leonard Werden, Director

In April 2018, the Company entered into a consulting agreement with Leonard Werden. Pursuant to the terms of the consulting agreement, the Company agreed to pay Mr. Werden C$338,000 per year to be paid in monthly instalments of C$28,000 (with the exception of the first monthly installment in April 2018 which was C$30,000).  In January 2019, the Company and Mr. Werden agreed to an annual salary of C$204,000. The consulting agreement does not include any provisions in respect of termination or change of control payments. The consulting contract ceased on July 8, 2019, no termination payments were made.

Keturah Nathe, Former Director

The Company entered into an employment agreement with Keturah Nathe dated April 11, 2018 (the "Nathe Employment Agreement").  Pursuant to the Nathe Employment Agreement, the Company agreed to employ Ms. Nathe on a full-time basis for a term of five years.  For her services, the Company paid Ms. Nathe an annual base salary of C$120,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee.  The Company also granted to Ms. Nathe special warrants to purchase 300,000 Common Shares at a price of C$1.38 per share. Pursuant to the Nathe Employment Agreement, and in recognition of past services to the Company, Ms. Nathe was issued 20,000 Common Shares at an issue price of C$1.50 per share and paid C$30,000 in cash. In the event that Ms. Nathe was terminated for any reason, the Company agreed to pay Ms. Nathe 24 months' salary (including applicable base pay increments) and a bonus not less than 25% of Ms. Nathe's base compensation. Any outstanding stock options are to remain in effect for not less than 12 months from the date of termination. Ms. Nathe resigned as VP Corporate Development effective May 16, 2019. No termination payments were paid to Ms. Nathe.  On May 16, 2019, the Company entered into a consulting agreement with KMN MGMT Inc. ("KMN"), whereby KMN agreed to provide the services of Ms. Nathe to the Company for a one-year term in exchange for a lump sum consulting fee of C$320,200 (plus applicable GST). The consulting agreement does not include any provisions in respect of termination or change of control payments. Ms. Nathe resigned as director of the Company on September 13, 2020.

Except as disclosed herein, the Company has no other employment contracts or consulting agreements with any other Named Executive Officer or director.

Oversight and Description of Director and Named Executive Officer Compensation

The main objective of the Company's executive compensation program will be to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company's strategy and deliver value to our shareholders.

The objectives of the Company's executive compensation program will be as follows:

(i.) compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii.) align the actions and economic interests of executives with the interests of shareholders; and,

(iii.) encourage retention of executives.

The Corporate Governance and Compensation Committee annually reviews and sets remuneration of executive officers. The independent director, being Bruce Macdonald, determined that the executive compensation program should be comprised of the following elements:

  Base Salary - to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,
  Long-term Incentive Plan - to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

There have been no significant changes to the Company's compensation policies made after the financial year ended January 31, 2020 that could or will have an effect on director or NEO compensation.

Pension Disclosure

The Company does not provide a pension to any director or NEO.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at January 31, 2020.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	N/A	N/A	N/A
Equity compensation plans not approved by securityholders (Stock Option Plan)	3,255,000	C$1.78	4,933,864(1)
Equity compensation plans not approved by securityholders (Restricted Share Unit Plan)	Nil	N/A	750,000(2)
Total	3,255,000		5,683,864

_____________________________

(1) The total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Company's stock option plan in effect as at January 31, 2020 was 10% of the issued and outstanding Common Shares (being 8,938,864 Common Shares as at January 31, 2020) less any Common Shares reserved for issuance under the Company's RSU Plan as at January 31, 2020 (being Nil).

(2) Based on maximum aggregate number of Common Shares reserved for issuance pursuant to Restricted Share Units granted under the RSU Plan (being 750,000), less the number of Common Shares deducted from that reserve further to issuance of Common Shares in settlement of the Restricted Share Units (being Nil), with the difference being a total of 750,000 Common Shares remaining available for future issuance under the RSU Plan as at January 31, 2020.

For further information on the Company's equity compensation plans, refer to the heading "Executive Compensation - Stock Option Plans and Other Incentive Plans". A copy of the Option Plan and the RSU Plan is available for review by contacting the Company at Suite 170 - 601 West Cordova Street, Mailbox 107, Vancouver, British Columbia V6B 1G1 during normal business hours up to and including the date of the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since February 1, 2019 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  The following information is presented in United States dollars (US$) unless Canadian dollars (C$) are otherwise noted.

Appointment of Sonny Newman as President and CEO

On July 8, 2019, the Company appointed Sonny Newman to succeed Robert Cheney as President and Chief Executive Officer of the Company.

Sonny Newman is the Founder of Silver State Relief and Silver State Cultivation in Nevada, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company.  Mr. Newman was the sole owner of the Silver State companies when they were purchased by C21 Investments in consideration for payment of $39 million, comprised of $9.0 million in cash, $30 million by way of a secured promissory note ("Note") with interest at 10%, and issuance of 12.5 million shares of the Company.  Mr. Newman is today the largest shareholder of C21 Investments, holding approximately 12.76% of the outstanding shares, and is currently the President and Chief Executive Officer of the Company.

Agreement to Restructure Sonny Newman Debt

On July 8, 2019, the Company reached an agreement to restructure payments under the Note issued to Mr. Newman as part of the Silver State purchase terms at a time when Mr. Newman was at arm's length to the Company.  The Note is secured against the Silver State companies and their assets and had an outstanding principal balance of $27 million on June 30, 2019.  Mr. Newman agreed in lieu of the principal instalment of $6.0 million due July 1 to accept such amount in an instalment of $2 million plus interest, which has been paid, and further monthly instalments of $800,000 per month plus interest commencing on August 1, 2019 and continuing for the ensuing four months when the monthly instalments increase to $2 million, all of which have been paid.

On November 21, 2019, the Company reached an agreement to restructure payments for the $21.8 million balance remaining on the Note.  Mr. Newman agreed to cancel the December 1, 2019 principal payment of $800,000, lower the monthly payments due thereafter by $1,400,000 to $600,000 per month, and reduce the annual interest rate on the Note to 9.5% from 10%. These terms were effective through July 1, 2020 at which time the balance of the Note was to be due and payable.

On June 29, 2020, the maturity date of the outstanding principal balance of the Note, which totalled $18,200,000 at that time, was extended from July 1, 2020 to January 1, 2021. Monthly payments continued pursuant to the existing terms of the Note. In addition, the term of the lease for the Silver State Relief premises in Fernley, Nevada was extended until July 31, 2023 on the existing terms and conditions, including the Company's option to purchase the leased premises.

Agreement to Restructure Phantom Farms Purchase Agreement

On February 4, 2019, the Company completed its acquisition of 100% of the membership interests of Phantom, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727-4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC (collectively "Phantom"). Phantom operates two outdoor cannabis cultivation facilities totalling 80,000 square feet in southern Oregon. Phantom also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon.

In an agreement signed contemporaneously, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of C$3.00 per common share.  Subsequently, the Company and SDP agreed to modify the terms of the SDP agreement as well as modify the leases subject to Phantom Farms' operations.  On February 12, 2020, the parties agreed to the following modified terms: the Company purchased two Southern Oregon farms, constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totalling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon to 7% of the assessed value (a reduction of the Company's total forward lease obligations in Phantom Farms locations by $370,000 per year), and a release from the obligation to purchase the sixth property in Southern Oregon.  In exchange, the SDP vendors received 7,132,041 common shares of the Company at a deemed issue price of C$0.804 per share.

Two former owners of Phantom are among the members of SDP.  Skyler Pinnick is the Company's Chief Marketing Officer and a Board member, and Russell Rotondi is the Company's general counsel.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for its financial year ended January 31, 2020, which are available on SEDAR at www.sedar.com and may also be obtained by sending a written request to the CFO of the Company at the Company's registered office located at 885 West Georgia Street, Suite 1900, Vancouver, BC V6C 3H4.

DATED as of the 2nd day of November, 2020.

BY ORDER OF THE BOARD

"Michael Kidd"

Michael Kidd

CFO and Corporate Secretary

APPENDIX A

C21 INVESTMENTS INC.

(the "Company")

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors ("Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of  internal  controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;

  review the Company's financial statements;

  oversee, review and appraise the performance of the Company's external auditor; and

  provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, the majority of whom shall be "independent" directors (as defined in National Instrument 52-110 - Audit Committees, or any successor instrument thereto, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Each member of the Committee shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one member of the Committee must be financially sophisticated and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports

(a) review and update, if applicable or necessary, this Audit Committee Charter annually;

(b) review with management and the independent auditor the Company's annual and interim  financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the  financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f) review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2. External Auditor

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e) appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(f) determine the compensation to be paid to the external auditor;

(g) oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(h) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(i) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(j) review with the external auditor the audit plan for the year-end financial statements; and

(k) deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated  by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior  to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l) carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4. Other

(a) review any material related party transactions;

(b) periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for any directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;

(c) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d) set compensation for (i) an external auditor engaged for the purpose of preparing an audit report  or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(e) be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.